DESCRIPTION OF PRINCIPAL MUTUAL LIFE INSURANCE COMPANY'S ISSUANCE,
        TRANSFER AND REDEMPTION PROCEDURES FOR POLICIES PURSUANT TO RULE
          6e-3(T)(b)(12)(iii) UNDER THE INVESTMENT COMPANY ACT OF 1940


This document sets forth the information called for under Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 ("1940 Act"). The rule provides exemptions from sections 22(c), 22(d), 22(e) and 27(c)(1) of the 1940 Act, and Rule 22c-1 thereunder, for issuance (including face amount increase), transfer and redemption procedures under Flex Variable Life, the flexible premium variable life insurance policy ("Policy") to the extent necessary to comply with other provisions of Rule 6e-3(T), state insurance law or established administrative procedures of Principal Mutual Life Insurance Company (the "Company"). To qualify for the exemptions, procedures must be reasonable, fair and not discriminatory to the interests of the affected contractholders and for all other holders of contracts of the same class or series funded by the Separate Account, and must be disclosed in the registration statement filed by the Separate Account.

Principal Mutual Life Insurance Company believes its procedures meet the requirements of Rule 6e-3(T)(b)(12)(iii), as described below.

1. Purchases and Related Transactions

   Set out below is a summary of the major contract provisions and administrative procedures relating to "purchase" transactions. Because of the insurance nature of the contract, the procedures involved differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.

   (a) Application and Contract Issue

   To purchase a Policy, a completed application must be submitted to the Company through the registered representative selling the Policy. The Company will not issue policies to insure persons over the age 75. Applicants must furnish satisfactory evidence of insurability, and acceptance is subject to the Company's insurance underwriting guidelines and suitability rules and procedures. The Company reserves the right to reject any application or related premium if in the view of the Company, the Company's insurance underwriting guidelines and suitability rules and procedures are not satisfied. The minimum face amount for a Policy at issue is $25,000. The Company reserves the right to revise its rules from time to time to specify either a higher or lower minimum face amount.

   The "policy" date is the date assigned to a Policy to indicate the date coverage under the Policy commences. The Company does not date Policies on the 29th, 30th or 31st day of any month of the year. Policies which would otherwise be dated on these days except for this rule, will be dated on the 28th of the month. The policy date is shown on the Policy's Data Page.

   If a payment in at least the required minimum initial premium amount is submitted with the completed application, then a conditional receipt is delivered to the applicant by the agent selling the Policy, reflecting receipt of the initial payment and any interim coverage.

   Subject to variations by state based on differing state requirements, the terms of the conditional receipt are described in this paragraph. If all of the conditions precedent set forth in the conditional receipt are fulfilled exactly, interim coverage under the conditional receipt will take effect on the date upon which all initial application requirements have been completed. The initial application requirements consist of full completion and signing of the application and all necessary supplements, and any medical exams and tests required by the Company's published rules. The amount of the interim coverage is: the lesser of $1,000,000 or the amount applied for, if the proposed insured is insurable on a standard or more favorable basis; or, the lesser of $100,000 or the amount applied for, if the proposed insured is insurable only on a basis less favorable than standard. Interim coverage provided under the conditional receipt ends on the earliest of: (1) 75 days after the date coverage commenced under the conditional receipt, (2) the date the Company mails the proposed owner a premium refund and a notice that the Company will not consider the application on a prepaid basis, (3) the date the Company mails the proposed owner a premium refund and a notice that no policy will be issued on the application, or (4) the date a Policy is presented to the proposed owner (whether or not accepted by the proposed owner).

   Pending receipt of approval from the states of California and New York of the conditional receipt described above, a different conditional receipt will continue to be used in those states. Under the conditional receipt in use in California and New York, interim coverage starts on the later of: (1) the date of completion of the application and supplements thereto or (2) the date any required medical exam or other medical tests are completed. However, if all the conditions of the receipt are met except any required medial exam or test, insurance is provided under the conditional receipt not to exceed the maximum amount available based on the Company's underwriting rules without the medical exam or test. The amount of the interim coverage is the lesser of $1,000,000 or the amount applied for if the proposed insured is insurable at the Company's standard rate or at the rate applied for or at a better rate, or the lesser of $100,000 or the amount applied for if the proposed insured is insurable only at a higher premium rate than the Company's standard premium rate and the premium rate applied for. Interim coverage provided under the conditional receipt ends on the earlier of: (1) five days after a nonacceptance notice is mailed by the Company to the applicant, (2) the day before the policy date when the Policy is issued as applied for, (3) the date a Policy issued other than as applied for is presented to the applicant for acceptance, or (4) 75 days after the date coverage commenced under the conditional receipt.

   If the Company rejects an application or a policyowner chooses to cancel the Policy during the free look period, the Company will refund all amounts paid under the Policy. The postmark date on the envelope containing the flexible contract shall determine whether contract has been submitted within the designated period. The refund will ordinarily be made within seven days. Consequently, during underwriting and the free look period, the Company bears the investment risk with respect to any amounts paid under the Policy. However, if the policyowner does not exercise the free look privilege, the Policy's accumulated value will reflect investment performance during the free look period.

   (b) Payment of Premiums

   Premiums must be paid to the Company at its home office. There is no fixed schedule of premium payments on a Policy either as to the amount or timing of the payments, although a minimum premium is required during the first twelve policy months (the "Minimum Required Premium"). Thereafter, the Policy will remain in force as long as the accumulated value, less any loans and unpaid loan interest, is sufficient to pay the monthly charges imposed in connection with the Policy.

   A policyowner may determine, within the specified limits set forth below, a planned periodic premium schedule to fit the policyowner's insurance needs and financial abilities. The Company will send premium reminder notices in accordance with planned periodic premium schedules. Premium payments may also be made by unscheduled premium payment made to the Company at its home office, or by payroll deduction where allowed by law and approved by the Company.

       (i) Initial Premiums

       To apply for a Policy, a completed application, including any required supplements, must be submitted to the Company through the agent or broker selling the Policy. If interim coverage is desired, a payment in at least the required minimum initial premium amount must be submitted along with the completed application and any required supplements. The required minimum initial premium amount for any Policy (including a Policy issued on an application submitted without an accompanying payment) is three times the minimum monthly premium shown on the Policy's data pages. The minimum monthly premium is the amount that, if paid, will keep the Policy in force for one month, taking into account the Policy's current monthly deduction and surrender charge. However, in no event will a minimum monthly premium be less than $30, except that for Policies issued to insure persons ages 0 to 14 years, the minimum monthly premium may be no less than $15.

       (ii) Maximum Premiums

       In no event can the total of all premiums paid exceed the current maximum premium limitations required by the Internal Revenue Code in order to qualify the Policy as a life insurance contract. The premium limitations are imposed to assure favorable federal income tax treatment of the Policy and its death benefit. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, the Company will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of the maximum will be returned and no further premiums will be accepted until allowed by the current maximum premium limitations required by the Internal Revenue Code.

       (iii) Minimum Premium

       The current minimum annual planned periodic premium is $360 for issue ages 15-75 and $180 for issue ages 0-14. The Company reserves the right to change minimum annual planned periodic premium amounts. No premium payment may be less than $30. Premium payments less than the minimum amount will be returned to the policyowner.

       (iv) Evidence of Insurability

       If any premium payment would increase a Policy's death benefit by more than it increases the Policy's accumulated value, evidence of insurability under the Company's current underwriting guidelines then in effect may be required.

   (c) Allocation of Premiums

   The initial premium payment, less the premium expense charge, is allocated to the Money Market Division of the Separate Account. Any additional premium payments made during the first 45 days from the policy date, less premium expense charges, will be allocated to the Money Market Division. On the 46th day after the policy date, accumulated value held in the Money Market Division is automatically transferred to the Divisions of the Separate Account in accordance with the policyowner's direction for allocation of premium payments.

   For each Division, the allocation percentages must be zero or a whole number not less than ten nor greater than 100. The policyowner may change the allocation of future premium payments among the Divisions of the Separate Account by written request to the Company without payment of any fee or penalty. New allocation percentages, once approved by the Company, will be effective as of the date written request was received at the home office of the Company.

   (d) Monthly Deduction

   There is a monthly deduction from the Policy's accumulated value in the Divisions of the Separate Account equal to the cost of insurance and the cost of additional benefits provided by riders attached to the Policy and a monthly administration charge, which is guaranteed not to exceed $5.00 per month.

   The cost of insurance charge is calculated on each monthly date. It is based on the sex (where allowed by law), attained age and risk classification of the insured. Current monthly cost of insurance rates will be determined by the Company based on its expectations as to future mortality experience. Cost of insurance rates are guaranteed not to exceed the maximum charge based on the 1980 Smoker and Nonsmoker Commissioners Standard Ordinary Mortality Tables, age last birthday. Unisex rates will also be available for use in connection with employment-related insurance and benefit plans.

   (e) Change in Face Amount

   A policyowner may make a written request to increase the face amount of a Policy at any time, so long as the Policy is not in a grace period or premiums are not being waived under a rider. A policyowner may make a written request to decrease the face amount at any time on or after the first Policy anniversary so long as the Policy is not in a grace period or premiums are not being waived under a rider. Any written request for adjustment of face amount must be approved by the Company and is subject to these additional conditions.

       (i) Any request for an increase in face amount must be applied for by a supplemental application, signed by the insured, and shall be subject to evidence of insurability satisfactory to the Company under its insurance underwriting guidelines and suitability rules and procedures then in effect. The minimum increase in face amount is $5,000. The age of the insured must be 75 or less at the time of the request.

       (ii) A request for a decrease in face amount must be applied for by a supplemental application, signed by the insured, and may not reduce the face amount of the Policy below $25,000.

       (iii) Any increase in face amount will be in a risk classification the Company determines.

       (iv) Any adjustment approved by the Company will become effective on the monthly date that coincides with or next follows the Company's approval of the request.

   Any payment submitted with a proposed face amount increase is held initially in the General Account without interest. If the Company approves the adjustment, then on the effective date of the adjustment the amount of the premium payment so held, less the premium expense charge, is allocated among the Divisions of the Separate Account in accordance with the policyowner's existing directions for allocation of premium payments. Net premiums paid after an increase in face amount also are allocated among the Divisions of the Separate Account in accordance with policyowner's existing directions for allocation of premium payments.

   Any increase in face amount will carry its own free look period and exchange right, which apply only to the increase in face amount, not the entire Policy. If the Company does not approve a requested face amount increase or the policyowner cancels a request for face amount increase that has not yet become effective, then the Company will refund to the policyowner any payment submitted with the proposed face amount increase. If on or after the effective date of the increase the policyowner exercises the limited right to cancel the face amount increase, then the Company will refund to the policyowner the portion of any premiums paid with the adjustment application and during this free look for face amount increase period which are attributable to the increase, unless directed otherwise by the policyowner. The portion of the premiums paid attributable to the face amount increase is determined by use of the ratio of guideline annual premiums for the increase to guideline annual premiums for the Policy. The Company will also reverse the amount of any monthly deduction attributable to the face amount increase and return it to the Policy's accumulated value, unless the policyowner and the Company agree on another method of refund. The refunded amount will ordinarily be disbursed by the Company to the policyowner within seven days after the request for cancellation is received in the Company's home office.

   The exchange right may be exercised during the first 24 policy months following issuance of Policy data pages reflecting an increased face amount, but not while the Policy is in a grace period. On the date of exchange, a portion of the Policy's accumulated value attributable to the increase will be transferred to the fixed benefit policy. The portion of the Policy Value attributable to the increase in face amount is determined by use of the ratio of guideline annual premiums for the increase to guideline annual premiums for the Policy determined at the adjustment date for the face amount increase. Premium payments made under the Policy after exercise of this exchange right will be credited only to the Policy.

   A new policy will be issued upon exercise of the exchange right which will require payment of its own premiums. A portion of any policy loan and loan interest may be required to be repaid prior to the exchange or transferred to the new Policy.

   (f) Reinstatement

   If the Policy lapses, the policyowner may reinstate the Policy subject to certain conditions.

   An application for reinstatement may be made any time within three years of lapse. (For policies issued in Alabama, the policyowner is allowed by law to make application for reinstatement at any time within five years of the Policy's termination). Satisfactory proof of insurability based upon the Company's current underwriting guidelines and payment of an amount that, after deduction of premium expense charges, is sufficient to allow at least three monthly deductions are required. Payment of monthly deductions for the period of lapse is not required. If a loan was outstanding at the time of lapse, the Company will require repayment or reinstatement of the loan and any unpaid loan interest before permitting reinstatement of the Policy. Loan interest will not be charged for the period of lapse. Reinstatement will be effective on the next monthly date following the Company's approval of the reinstatement application.

   The policy date of the Policy will remain the original policy date and will not be changed at reinstatement, although surrender charges for total surrender following reinstatement will resume at the rate charged at the time of the Policy's termination, as adjusted for the payment of past due premiums, if any.

   (g) Repayment of Loan and Loan Interest

   A policy loan may be repaid in whole or in part at any time while the Policy is in force. The minimum loan repayment amount is $30 or the outstanding loan amount, if less. Loan repayments will be applied effective the date payment is received in the Home Office. If the policyowner does not designate a payment as a premium payment, the Company will apply payments received as loan repayments. When a loan repayment is made, accumulated value securing the policy loan in the loan account equal to the loan repayment will be allocated among the Divisions of the Separate Account in the proportion currently designated by a policyowner for allocation of premium payments. Unless the Company is instructed otherwise, the balance of a payment not needed to repay a loan, will be applied to the Divisions of the Separate Account according to the premium allocation then in effect.

   (h) Misstatements of Age or Sex

   If the age or sex of the insured has been misstated in an application, the death benefit under the Policy will be that which would be purchased by the most recent mortality charge at the correct age and sex.

2. Redemptions and Related Transactions

Set out below is a summary of the major contract provisions and administrative procedures relating to "redemption transactions". Because of the insurance nature of the contract, the procedures involved differ in certain significant respects from procedures for mutual funds and contractual plans.

   (a) Full Surrender and Partial Surrenders

   So long as the Policy is in effect, a policyowner may elect to surrender the Policy and receive its net surrender value determined as of the date the Company receives the policyowner's written request.

   A policyowner may, after the first policy year, request a partial surrender of the accumulated value of the Policy, but no more than two times per policy year with a maximum allowable amount for each partial surrender of 50% of the net surrender value. There is a transaction charge of the lesser of $25 or two percent of the amount surrendered for each partial withdrawal. A partial surrender will be processed effective the date written request is received in the Home Office.

   The Policy's accumulated value reduces by the amount of the partial surrender plus the amount of the transaction charge. If the option 1 death benefit is in effect at the time of a partial surrender, then the Policy's face amount also reduces by the amount of the partial surrender and the transaction charge. The minimum amount of a partial surrender is $500. Proceeds will ordinarily be paid within seven days of receipt of a request for surrender.

   The net surrender value is the amount of the Policy's accumulated value less the amount of any surrender charge that is deducted or would be deducted if the requested transaction were a surrender, less outstanding policy loans and loan interest.

   A policyowner may designate the amount of the partial surrender to be withdrawn from each of the Divisions. If no designation is made, the amount of the partial surrender will be withdrawn from the Divisions in the same proportion as the most recent monthly deduction. The transaction charge is deducted on a prorated basis from the Divisions from which accumulated value is surrendered unless the policyowner directs the Company to deduct the transaction charge from only one Division.

   During the first ten years of a Policy, a surrender charge will be assessed in connection with total surrender of a Policy. The surrender charge is a rate per $1,000 of face amount and depends upon the sex (where allowed by law) and attained age of the insured on the policy date and how long the Policy has been in force.

   In addition, each underwritten face increase carries its own set of ten year surrender charges, causing any total surrender made after an adjustment date to be subject to a composite surrender charge. Surrender charges following a Policy's reinstatement commence at the rate in effect at the time of the Policy's termination. A policyowner will never be assessed the surrender charge if total surrender or termination of the Policy does not occur within the first ten policy years or ten years following an adjustment date.

   (b) Benefit Claims

   As long as the Policy remains in force, the Company will, upon proof of the insured's death, and pursuant to the terms of the Policy, pay the death proceeds to the named beneficiary in accordance with the designated death benefit option. The amount of the death benefit payable will be determined as of the date of death, or on the next following valuation date if the date of death is not a valuation date. Benefit claims will ordinarily be paid within seven days from the date all necessary claim requirements are received.

   Unless a settlement option is elected, the proceeds will be paid in one lump sum with interest from the date of the insured's death to the date of payment at a rate determined by the Company, but not less than required by state law. The Company offers beneficiaries and policyowners a wide variety of settlement options.

   The Policy provides two death benefit options: Option 1 and Option 2. The policyowner designates the death benefit option in the application. Under Option 1 the death benefit is the greater of the Policy's current face amount or the policy's value on the date of death multiplied by the applicable percentage as determined by the then effective tax corridor percentage table as shown in the policy. The Option 2 death benefit is the Policy's current face amount plus its accumulated value on the date of death, but not less than the Policy's accumulated value on that date multiplied by the applicable percentage described above.

   The amount of the benefit payable at maturity is the accumulated value less any policy loans and loan interest on the maturity date. This benefit will only be paid if the insured is living on the policy maturity date. The Policy will mature on the policy anniversary following the insured's 95th birthday.

   (c) Policy Loans

   As long as the Policy remains in force and the Policy has loan value, a policyowner may borrow money from the Company at any time using the Policy as the only security for the loan. Up to 90% of the surrender value, minus any unpaid loan and loan interest may be borrowed. (Policies issued in Alabama are required by law to provide a different calculation of loan value.) The loan value is determined as of the loan date. The loan date is the date a loan request is processed at the home office of the Company. The minimum loan amount is $500.

   Proceeds of policy loans ordinarily will be disbursed within seven days from the date of written request for a loan at the Company's Home Office.

   When a policy loan is made, a portion of the Policy's accumulated value sufficient to secure the loan will be transferred to the Company's general account from the Divisions in the proportions requested by the policyowner. A loan account is then established for the policyowner. A Policy's Loan Account is part of the Company's general account. If no request for allocation of the loaned amount is made by the policyowner, the loan will be prorated among the Divisions in the same proportion as was the most recent monthly deduction.

   Any loan interest that is due and unpaid will also be transferred in the same manner as described above for policy loans. Accumulated value equal to policy loans in the general account will accrue interest daily at an effective annual rate of six percent. Interest earned on the loaned portion of the accumulated value is allocated annually to the Division or Divisions of the Separate Account in the proportion currently designated by a policyowner for the allocation of premium payments.

   The Company will charge interest on any unpaid policy loan. Interest accrues daily at an effective annual interest rate of eight percent. Interest is due and payable at the end of the policy year. Any interest not paid when due is added to the loan principal and bears interest at the rate of eight percent. Adding unpaid interest to the loan principal will cause additional amounts to be withdrawn from the Divisions in the same manner as described above for loans.

   If on any monthly date the net surrender value is not sufficient to pay the monthly deduction, the 61-day grace period provision will apply. Unpaid policy loans and loan interest reduce the net surrender value and may cause it to be less than the Monthly Policy Charge on a monthly date.

   Upon repayment, the Policy's accumulated value securing the repaid portion of the loan in the Loan Account will be transferred to the Divisions of the Separate Account, applying the same percentages currently in effect for the allocation of premium payments. Any unpaid policy loans and loan interest are subtracted from life insurance proceeds payable at the insured's death, from accumulated value upon total surrender, and from accumulated value payable at maturity. The claim of the Company for repayment of policy loans and unpaid loan interest has priority over the claims of any assignee, any beneficiary or any other person.

   (d) Policy Termination and Grace Period

   Failure to make a planned periodic premium payment will not necessarily cause the Policy to terminate. The Policy will remain in force as long as the net surrender value is at least equal to the monthly deduction on the monthly date and as long as the sum of the premiums paid during the 12 months following the policy date is more than the minimum required premium.

   A notice of impending policy termination will be sent if:

       1. The net surrender value on any monthly date is less than the monthly deduction; or

       2. During the 12 months following the policy date, the sum of the premiums paid is less than the Minimum Required Premium on a Monthly Date.

   The minimum required premium on a monthly date is equal to (1) times (2) where:

       1. Is the minimum monthly premium shown on the data page; and

       2. Is one plus the number of completed months since the policy date.

   The grace period begins when the Company mails to the policyowner a notice of impending policy termination. This notice will be sent to the policyowner's last post office address known to the Company. It will show the minimum payment required to keep the Policy in force. It will also show the 61 day grace period during which such payment will be accepted.

   If the grace period begins because the net surrender value is less than the monthly deduction, the minimum payment is three times the monthly deduction which was due and unpaid.

   If the grace period begins because the sum of the premiums paid is less than the minimum required premium, the minimum payment is the past due minimum required premium. The past due minimum required premium is:

   1. the minimum required premium due on the next following monthly date;

   Less

   2. the sum of the premiums paid since the policy date.

   If the grace period ends before the Company receives the past due minimum required premium, the Company will pay to the policyowner any remaining value in the Policy which would be the excess of (1) over (2) where:

   1. Is the net surrender value on the monthly date at the start of the grace period; and

   2. Is the two monthly deductions applicable during the grace period.

   The Policy will continue in force through the grace period, but if sufficient payment is not received by the Company, the Policy will terminate as of the monthly date on or immediately preceding the start of the grace period. If the insured dies during the grace period, the death benefit payable under the Policy will be reduced by the amount of the monthly deduction due and unpaid as well as the amount of any unpaid policy loans and loan interest.

   (e) Suicide

   The Policy does not cover the risk of suicide within two years from the Policy date or two years from the date of any increase in face amount with respect to such increase, whether the insured is sane or insane. In the event of suicide within two years of the Policy date, the only liability of the Company will be a refund of premiums paid, without interest, less any policy loans, any partial surrenders, and any surrender charges. In the event of suicide within two years of an increase in face amount, the only liability of the Company in respect to such increase in face amount will be a refund of the cost of insurance charges for such increase.

   (f) Postponement of Payment

   Payment of any amount upon complete or partial surrender, policy loan, or benefits payable at death or maturity may be postponed whenever:

       (i) The New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Commission.

       (ii) The Commission by order permits postponement for the protection of policyowners.

       (iii) An emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account assets.

3. Transfers

Accumulated value may be transferred between the Divisions of the Separate Account. The total amount transferred each time must be at least $250, unless a lesser amount constitutes the policyowner's interest in a Division. All transfers with the same effective date count as one transfer. Four transfers may be made in any one policy year without charge to the policyowner. Thereafter, a transaction charge of $25 is imposed to cover administrative costs for each transfer. The transaction charge is deducted on a prorated basis from the divisions from which accumulated value is transferred, unless the Policyowner directs the Company to deduct the transaction charge from only one Division. If the transfer of a Policy's entire accumulated value in a Division is requested, the amount that is transferred will be the accumulated value in the Division, less any transaction charge. The Company has reserved the right to revoke or modify transfer privileges and charges.

4. Right to Exchange Policy and Adjustment Computation Required by Rule 6e-3(T)(b)(13)(v)(B)

Once during the first 24 policy months following the policy date (except at any time a Policy is in the grace period) the policyowner may exchange the Policy for a Universal Life insurance policy or any other policy currently made available by the Company for this purpose on the insured's life. Such request must be postmarked or delivered to the home office of the Company before the expiration of 24 months after the policy date.

The new policy will provide for either the same death benefit or the same amount at risk as the Policy did at the time of conversion, at the option of the policyowner. Premiums for the new policy will be based on the same issue age, sex, and risk classification of the insured under the Policy. An equitable adjustment in the new policy's payments and cash or accumulated values will be made to reflect variances, if any, in the payments and accumulated values under the Policy and the new conversion policy. If the sum of the premiums paid under the Policy to date are equal to or greater than the Universal Life minimum premiums required to meet the no lapse guarantee, no additional payment will be required from the policyowner. If they are not, a payment by the policyowner at the date of conversion would be required. Minimum benefits of the new Policy will be fixed and guaranteed. Policy values will be determined as of the date written request is received at the Company's Home Office. Evidence of insurability will not be required. No charge will be imposed on transfers resulting from the exercise of this exchange privilege; however, any unpaid policy loans and loan interest must be repaid prior to the exchange or transferred to the new conversion Policy. The exchange will be effective upon proper receipt by the Company of the written request and return of the Policy. The new conversion Policy will have the same Policy date as the Policy. The exchange will be subject to any applicable tax consequences related to such an exchange.

The policyowner may also exchange the Policy for a fixed-benefit, flexible premium policy in the event of a material change in investment policy of a Division.

5. Annual Report

Each year a report will be sent to the policyowner which shows the following:

1. The current death benefit;

2. The current accumulated and surrender values;

3. All premiums paid since the last statement;

4. Any investment gain or loss since the last statement;

5. All charges since the last statement;

6. Any policy loans and loan interest;

7. Any partial surrenders since the last statement;

8. The number of units and unit value; and

9. The total value of each of the policyowner's investment accounts.

The Company will also send the required confirmation notices.



djb\exhibit8.doc
2/21/97